=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)

                  Seagate Technology Public Limited Company
               ------------------------------------------------
                               (Name of Issuer)

                                Ordinary Shares
                ------------------------------------------------
                        (Title of Class of Securities)

                                  G7945M107
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                                August 31, 2017
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                               Page 2 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 3 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 4 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 5 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 6 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 7 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        21,458,600**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        21,458,600**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,458,600**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   7.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 8 of 16
-----------------------------------------------------------------------------

     This Amendment No. 1 supplements the information set forth in the
Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to the Ordinary Shares, par value $0.00001 per share (the "Common Stock") of Seagate Technology Public Limited Company, an Irish public limited company (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $14,227,618.96.

Item 4.     Purpose of Transaction

     On August 31, 2017, the Reporting Persons and Morgan Stanley & Co. LLC ("Morgan Stanley") entered into a Stock Purchase Agreement (the "10b5-1 Plan"), pursuant to which Morgan Stanley will buy, for the account of the Reporting Persons, up to 6,000,000 shares of the Issuer's Common Stock. Purchases under the 10b5-1 Plan can commence as early as September 1, 2017 and will terminate no later than October 31, 2017 (the "Plan Period") on the NASDAQ Stock Market. The number of shares of Common Stock purchased each day by Morgan Stanley during the Plan Period will be initially based upon the reported price of the opening reported market transaction in the Common Stock, and may be increased or decreased in connection with a corresponding decrease or increase in the market price of such stock.

Item 5.    Interest in Securities of the Issuer

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                              Page 9 of 16
-----------------------------------------------------------------------------

Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

     As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 21,458,600 shares of Common Stock, representing approximately 7.4% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 291,813,271 outstanding shares of Common Stock as of July 31, 2017 as reported in the Issuer's Form 10-K for the fiscal year ended June 30, 2017.

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected since the last filing of this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 1, 2017. Except as otherwise noted below, all such transactions were purchases (or sales) of shares of Common Stock effected in the open market.

Reporting Person          Trade Date    Buy/Sell     Shares     Price/Share
----------------          ----------    --------    --------    -----------
ValueAct Master Fund      08/23/2017	Buy	    268,000		$31.00
ValueAct Master Fund      08/24/2017	Buy	     63,500		$30.99
ValueAct Master Fund      08/25/2017	Buy	     30,000		$30.98
ValueAct Master Fund      08/29/2017	Buy	     25,000		$30.99
ValueAct Master Fund      08/30/2017	Buy	     43,600		$31.00
ValueAct Master Fund      08/30/2017	Buy	     28,500		$30.99

       (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

     The information in this Item 6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit?2, and is incorporated by reference herein.

     Except for the arrangements described herein or in a previously filed
Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, understandings, arrangements or relationships relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1) Joint Filing Agreement.

      (2) Stock Purchase Agreement, dated August 31, 2017, between ValueAct Capital Master Fund, L.P. and Morgan Stanley & Co. LLC

                                  SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 10 of 16
-----------------------------------------------------------------------------

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


       ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 11 of 16
-----------------------------------------------------------------------------

                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer

                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 12 of 16
-----------------------------------------------------------------------------

                                   Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of the Issuer, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 1, 2017       Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 13 of 16
-----------------------------------------------------------------------------

                                  Exhibit 2

                           Stock Purchase Agreement

                           (Non-Discretionary Plan)

       Stock Purchase Agreement (the "Plan") dated August 31, 2017 (this "Agreement") between ValueAct Capital Master Fund, L.P. (the "Client") and Morgan Stanley & Co. LLC ("Morgan Stanley"), acting as agent for the Client.

     1.	Client hereby appoints Morgan Stanley to purchase shares of the ordinary shares, $0.00001 par value per share (the "Stock") of Seagate Technology plc (the "Company"), pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Morgan Stanley hereby accepts such appointment.

     2.	Morgan Stanley is authorized to begin purchasing Stock pursuant to this Agreement on September 1, 2017 and shall cease purchasing Stock as of the earliest to occur of the following: (i) receipt of notice by Morgan Stanley that it is required to suspend or terminate purchases in accordance with paragraph 6 below, (ii) the date on which either the aggregate number of the Stock purchased by Morgan Stanley in accordance with this Plan equals the Plan Amount specified in Exhibit A, and (iii) close of business on October 31, 2017 (the "Plan Period").

     3.	(a) During the Plan Period, Morgan Stanley shall purchase Stock for the account of the Client on each Trading Day (as defined below) under ordinary principles of best execution at the then-prevailing market price, and as per instructions set forth in Exhibit A:

       (b)	A "Trading Day" is any day during the Plan Period that the NASDAQ
(the "Principal Market") is open for business and the Stock trades regular way on the Principal Market.

       (c)	The Exhibit A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization that occurs during the Plan Period.

       4.	Morgan Stanley shall not purchase Stock hereunder at any time when:

            (i)	Morgan Stanley, in its sole discretion, has determined that
it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to the Company or its affiliates (other than any such restriction relating to the Company's possession or alleged possession of material nonpublic information about the Company or the Stock); or

            (ii)	Morgan Stanley, in its sole discretion, deems such purchase
       to be inadvisable; or

            (iii)	Morgan Stanley has received notice from the Client in
accordance with paragraph 6 below.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 14 of 16
-----------------------------------------------------------------------------

     5.	The parties intend that this Agreement comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the date of this Plan, Client is not aware of any material nonpublic information regarding the Company or its Stock and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Morgan Stanley from acting upon the instructions set forth in this Plan.

     6. (a) (i) This Agreement may be terminated prior to the end of the Plan Period at any time by prior written notice (a "Termination Notice") from Client sent to Morgan Stanley's compliance office by overnight mail and by facsimile at the address and fax number set forth in paragraph 16 below and received by Morgan Stanley's compliance office at least three days prior to the date on which this Agreement is to be terminated.

      (ii) Client shall provide Morgan Stanley with a Termination Notice in the event that any legal or regulatory restrictions applicable to Client or its affiliates would prevent Morgan Stanley from purchasing Stock for Client's account during the Plan Period.

      (b) Additionally, this Agreement may be suspended prior to the end of the Plan Period at any time by prior written notice (a "Suspension Notice") from Client sent to Morgan Stanley's compliance office by overnight mail and by facsimile at the address and fax number set forth in paragraph 16 below and received by Morgan Stanley's compliance office at least three days prior to the date on which this Agreement is to be suspended; provided that, as of the date of the Suspension Notice, Client is not aware of any material nonpublic information concerning the Company or its securities and delivers to Morgan Stanley, along with such Suspension Notice and any subsequent notice revoking such suspension, a certificate of ValueAct representing that, as of the date thereof, Client is not aware of any material nonpublic information concerning the Company or its securities.

     Any Suspension Notice delivered hereunder shall indicate the anticipated duration of the suspension, but shall not include any other information about the nature of such suspension or its applicability to the Company and shall not in any way communicate any material nonpublic information about the Company or its securities to Morgan Stanley.

      (c)	Client agrees that Morgan Stanley will execute this Agreement in accordance with its terms and will not be required to suspend or terminate any purchases of the Stock unless Client notifies Morgan Stanley of its intention to suspend or terminate the Agreement in accordance with the provisions of paragraph 6.

      (d)	This Agreement may be amended by Client only upon the written consent of Morgan Stanley and receipt by Morgan Stanley of a certificate signed by Client dated as of the date of such amendment certifying that the representations and warranties of Client contained in this Agreement are true at and as of the date of such certificate as if made at and as of such date.

      7.	Client has consulted with its own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Morgan Stanley or any person affiliated with Morgan Stanley in connection with,

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 15 of 16
-----------------------------------------------------------------------------

Client's adoption and implementation of this Agreement. Client acknowledges that Morgan Stanley is not acting as a fiduciary or an advisor for the Company.

      8.	Client and Morgan Stanley acknowledge and agree that this agreement is a "securities contract," as such term is defined in Section 741(7) of Title
11 of the United States Code (the "Bankruptcy Code"), entitled to all the protections given to such contracts under the Bankruptcy Code.

      9.	Morgan Stanley may purchase Stock on any national securities exchange, in the over-the-counter market, on an automatic trading system or otherwise.

      10.	This Plan (i) has been duly authorized by the Client; (ii) is a valid and binding agreement of the Client, enforceable in accordance with its terms; and (iii) is not, to the Client's knowledge, prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Client or any of its subsidiaries or any of its or their property or assets.

      15.	Delivery of the Stock for each transaction will be made to Client's custody bank as directed against payment of the total purchase price for all shares of the Stock purchased for such transaction and against payment of any commission, commission equivalent, mark-up or differential and other expenses of purchase to be paid to Morgan Stanley by Client.

      16.	All notices to Morgan Stanley under this Agreement shall be given to Morgan Stanley's compliance office by fax and certified mail as specified below:
                  [redacted]

      17.	This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

       18.	This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

       19.	If any provision of this Agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Agreement will continue and remain in full force and effect.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. G7945M107                                             Page 16 of 16
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IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the date first written above.


                              ValueAct Capital Master Fund, L.P.
                              By: VA Partners I, LLC, its General Partner

                              ___________________________________
                              Name:
                              Title:

                              Morgan Stanley & Co. LLC


                              ___________________________________
                              Name:
                              Title: